April 14, 2011

Division of Corporation Finance
U.S. Securities & Exchange Commission

John Reynolds

Assistant Director

100 F. Street, NE
Washington, D.C.  20549

Re:          Animal Health International, Inc.

Schedule 14A

Filed April 4, 2011

File No. 001-33273

Dear Mr. Reynolds,

This communication is in response to your staff’s letter to Animal Health International, Inc. (“the Company” or “AHII”) dated April 13, 2011.  We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see our responses following each of your original comments in bold type below:

1.             We note that you received comments on your Form 10-K on March 11, 2011 which remain outstanding.  Please confirm that you will resolve those outstanding comments prior to filing your definitive proxy.

We confirm that we will resolve all outstanding comments on our Form 10-K prior to filing our definitive proxy.

Please let me know if you have any additional comments or questions.

Sincerely,

/s/ William F. Lacey

William F. Lacey
Senior Vice President and Chief Financial Officer